December 21, 2010

Parker Morrill
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4628

Re:           U.S. Energy Corp. - File No. 0-06814

Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010

Form 10-K/A for the Fiscal Year Ended December 31, 2009,
Filed December 21, 2010

Definitive Proxy Statement on Schedule 14A
Filed April 29, 2010

Dear Mr. Morrill:

We have reviewed your comment letter of December 16, 2010 and respond as set forth below.

Form 10-K for the Fiscal year Ended December 31, 2009

Exhibit 99.1, Report of Ryder Scott Company, L.P.

Comment 1:

We note your response to comment 1of our letter to you dated August 23, 2010.  Please provide the revised report in your amended Form 10-K.

Response:

The revised report of Ryder Scott Company, L.P. is filed as an exhibit to the Form 10-K/A.

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Exhibit 99.2, Report of Cawley, Gillespie and Associate, Inc.

Comment 2:

We note your response to comment 2 of our letter dated August 23, 2010 Pleaseprovide the revised report in your amended Form 10-K.

Response:

The revised report of Cawley, Gillespie and Associates, Inc. is filed as an exhibit to the Form 10-K/A.

Definitive Proxy Statement on Schedule 14A filed April 29, 2010

Business Experience and Other Directorships of Directors and Officers, page 15

Comment 3:

We note your response to comment 3 from our letter dated August 23, 2010 and your response to prior comment 9 from our letter dated July 1, 2010.  In addition to the disclosure that you will provide in Part III, Item 10 of the amended Form 10-K, include disclosure pursuant to Item 404 of Regulation S-K for Mr. Conrad or explain how you met the requirements of this item in your proxy statement.

Response:

Steven Conrad:

The biographical information in the April 29, 2010 Proxy Statement has been updated to disclose Mr. Conrad’s relationship with the three oil and gas drilling funds (as set forth in our response letter of July 20, 2010, regarding comment 9).

As for the new topic (Item 404) in your comment 3 above, about the absence of related party disclosure as for Mr. Conrad in the Proxy Statement filed April 29, 2010, we note as follows:

“Item 404(a):

(a) Transactions with related persons. Describe any transaction, since the beginning of the registrant's last fiscal year, or any currently proposed transaction, in which the registrant was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.”

For the period January 1, 2009 through March 12, 2010, Mr. Conrad received no compensation or other payments (in cash or otherwise), directly or indirectly, from U.S. Energy Corp.

The Proxy Statement for the June 2010 Annual Meeting did not disclose payments made or contemplated, because no payments were made in 2009 or contemplated to be made through the date the definitive Proxy Statement was filed (April 29, 2010).  The Proxy Statement did not contain negative disclosure on this matter, which we believe was not required by Schedule 14A.  The 10-K/A now has this negative disclosure (Part III, Item 10, Penultimate paragraph).

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Accordingly, we submit that no Item 404 disclosure is needed as to Mr. Conrad, and that negative disclosure to that effect would be inappropriate.

Personal Goals:

Additionally, the 10-K/A discloses the personal goals of the executives, in conformity with our response of August 31, 2010 to comment 5.

Closing:

We confirm to you that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

If you have any questions in the course of review, please contact me at the above phone number, scott@usnrg.com, or our counsel, Steve Rounds, at 303.377.6997, or by e-mail to him at sercounsel@msn.com.

Sincerely,

/s/ Robert Scott Lorimer

Robert Scott Lorimer,
CFO/V.P. Finance

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